Mail Stop 4561

      						April 11, 2007

Roger Paglia
Centerstaging Corp.
3407 Winona Avenue
Burbank, CA  91504

Re:	Centerstaging Corp.
	Registration Statement on Form SB-2
      Filed March 22, 2007
      File No. 333-141519

Dear Mr. Paglia:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General
1. Please provide us with the total dollar value of the securities underlying the convertible notes that you have registered for resale.
To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.
2. Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments. Please describe the material terms of each such payment. Do not include any repayment of principal on the convertible notes.

Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.
3. Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, with the following information presented separately:
* the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;
* the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
* the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);
* the combined market price of the total possible number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;
* the combined conversion price of the total possible number of shares underlying the convertible note, calculated by using the conversion price on the date of the sale of the convertible note and the total possible shares underlying the convertible note; and
* the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the combined conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.
If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.
4. Please provide us with a tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:
* market price per share of the underlying securities on the date of the sale of that other security;
* the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
* the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
* the combined market price of the total possible number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
* the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
* the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the combined conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
5. Please provide us with a table showing:
* the gross proceeds paid or payable to the issuer in the convertible note transaction;
* all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;
* the resulting net proceeds to the issuer; and
* the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.
Further, please tell us - as a percentage - the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.
6. Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Provide the following information separately for each transaction:
* the date of the transaction;
* the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
* the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
* the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
* the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
* the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
* the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
7. Please provide us with a table comparing:
* the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
* the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
* the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
8. Please provide us with the following information:
* whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
* whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company`s common stock and, if any of the selling shareholders have an existing short position in the company`s stock, the following additional information:
- the date on which each such selling shareholder entered into that short position; and
- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
9. Please provide us with the following:
* a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
* copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
10. Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Michael McTiernan at 202-551-3852 or me at 202-
551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	Alan B. Spatz, Esq. (via facsimile)

Roger Paglia
Centerstaging Corp.
April 11, 2007
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